UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 3 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PINEAPPLE, INC.

(Name of Issuer)

Common Stock, $0.0000001 par value per share

(Title of Class of Securities)

72303J101

(CUSIP Number)

Matthew Feinstein

10351 Santa Monica Blvd., Suite 420

Los Angeles, California 90025

(877) 310-7675

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72303J101

1.	NAMES OF REPORTING PERSONS

Jaime Ortega

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number Of Shares Beneficially Owned by Each Reporting Person With:	7.	SOLE VOTING POWER

3,124,000

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER

3,124,000

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,124,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.39% (1)(2)

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	On the basis of 71,163,569 shares of Common Stock of the Issuer, issued and outstanding as of January 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q/A, filed with the SEC on January 30, 2023.
(2)	See Explanatory Note.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D is being filed on behalf of the Reporting Person (as defined below) to amend and replace in its entirety the Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on November 26, 2019, as amended by Amendment No. 1 thereto filed with the SEC on April 7, 2020, and Amendment No. 2 thereto filed with the SEC on August 13, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 is filed solely to (i) report that effective as of December 31, 2022, the Reporting Person (as defined below) returned to treasury 20,000,000 shares of Common Stock to the Issuer (as defined below) in exchange for the Issuer selling its 45.17% interest in Pineapple Ventures, Inc. (“PVI”) to the Reporting Person, (ii) report that on January 10, 2023, the Reporting Person sold an additional 20,790,000 shares of Common Stock in a private transaction to Matthew Feinstein, the Issuer’s Chief Financial Officer and director, and (iii) update the Reporting Person’s beneficial ownership percentage based on the latest available number of the Issuer’s issued and outstanding shares of Common Stock.

As a result of the transactions described herein, on January 10, 2023 the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

CUSIP No. 72303J101

Item 1.	Security and Issuer.

Pineapple, Inc.’s (the “Issuer”) common stock, $0.0000001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 10351 Santa Monica Blvd., Suite #420, Los Angeles, California 90025.

Item 2.	Identity and Background.

(a) This statement is being filed by Jaime Ortega (the “Reporting Person”).

(b) The principal business address of the Issuer and the address for the Reporting Person is c/o Pineapple, Inc. 10351 Santa Monica Blvd., Suite # 420 Los Angeles, California 90025.

(c) The principal occupation of the Reporting Person is director and majority owner of Pineapple Ventures, Inc.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by the Reporting Person were purchased with the Reporting Person’s personal funds.

No borrowed funds were used to purchase such shares.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein (collectively, the “Shares”) were acquired for investment purposes.

The Reporting Person intends to evaluate his investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Person has no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4 of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserves their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

As set forth below, as a result of the transactions described herein, on January 10, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock of the Issuer. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Ortega has beneficial ownership interest of 3,124,000 shares of Common Stock (representing approximately 4.39% of the number of shares of Common Stock issued and outstanding). The percentage with respect to Mr. Ortega’s beneficial ownership is based on 71,163,569 shares of Common Stock of the Issuer, issued and outstanding as of January 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q/A, filed with the SEC on January 30, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

PVI Sale

As previously disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on March 23, 2023, effective as of December 31, 2022, the Issue sold its 45.18% interest in PVI (the PVI Shares) to the Reporting Person in exchange for twenty million (20,000,000) shares of the Issuer’s Common Stock that the Reporting Person returned to the Issuer.

Private Sale of Shares

As previously disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 30, 2023, on January 10, 2023, the Reporting Person sold 23,914,000 shares of Common Stock to Matthew Feinstein, the Issuer’s Chief Financial Officer and director, in a private transaction for the purchase price of $50,000.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

1.	Share Exchange Agreement, dated as of March 19, 2019, among the Issuer, Pineapple Ventures, Inc. and the stockholders of Pineapple Ventures, Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the SEC on March 19, 2019, Exhibit 2.1).

2.	Amendment No. 1 to the Share Exchange Agreement, dated as of June 26, 2019, among the Issuer, Pineapple Ventures, Inc. and the stockholders of Pineapple Ventures, Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the SEC on July 10, 2019, Exhibit 2.1).

3.	Agreement, dated as of January 17, 2020, among the Issuer, Pineapple Ventures, Inc., the stockholders of Pineapple Ventures, Inc., and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020).

4.	Binding Letter of Intent, dated January 10, 2023, by and between the Reporting Person and Matthew Feinstein (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the SEC on January 30, 2023.

5.	Amended Binding Letter of Intent, dated March 10, 2023, by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A, filed with the SEC on March 23, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2023	/s/ Jaime Ortega
Jaime Ortega